FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact dated March 29. 2011

MATERIAL FACT
Banco Santander: Settlement of tender offer
over the Polish entity Bank Zachodni WBK
Banco Santander, S.A. hereby announces that the acceptance period of its tender offer for the acquisition of shares representing 100% of the share capital of the Polish institution Bank Zachodni WBK (“BZ WBK”) ended on Friday 25th March 2011, having commenced on 24th February 2011.
The tender offer forms part of Banco Santander’s agreement with Allied Irish Banks (“AIB”) to acquire its holding in BZ WBK, which was announced via the notification of a material fact on 10th September 2010.
According to information provided by the agent bank in the transaction, 69,912,653 BZ WBK shares have been tendered, representing 95.67% of BZ WBK’s capital. Since the tender offer was made at a cash price of 226.89 PLN per share (approximately 57.05 euros), the purchase of the shares tendered in the offer will result in a payment of 15,862.48 million PLN (approximately 3,988.6 million euros).
Since the 70% acceptance threshold which was a condition of the tender offer has been exceeded and all the remaining conditions, including the obtaining of the appropriate regulatory authorizations, have been met, the tender offer will be settled and the transfer of the shares will be made on 1st April 2011.
Additionally, and also as already announced, Santander will acquire on the same date of 1st April 2011 AIB’s 50% stake in the company BZ WBK Asset Management for 150 million euros in cash.
The transaction generates goodwill of approximately 2,480 million euros for Grupo Santander, of which 2,360 million correspond to the shares of BZ WBK and the remainder, to the acquisition of 50% of BZ WBK Asset Management.
Boadilla del Monte (Madrid), 29th March 2011
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: March 29, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President